UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated August 14, 2012, announcing the Company's financial results for the three and six months ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: August 22, 2012	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports a net loss of $3.3 million and a loss per share of $0.13 for the second quarter of 2012.
•	The net loss of $3.3 million includes a loss of $5.1 million resulting from the termination of the Golden Zhejiang time charter and loss provisions for unpaid charter hire of $5.6 million.
•	Knightsbridge reports EBITDA of $3.8 million and EBITDA per share of $0.16 for the second quarter of 2012.
•	Knightsbridge announces a cash dividend of $0.175 per share for the second quarter of 2012.
•	Knightsbridge reports net income of $3.9 million and earnings per share of $0.16 for the six months ended June 30, 2012.
•	The charter parties for the Golden Zhejiang and the Battersea have been terminated by the charterers and Knightsbridge will seek recovery of damages for the remaining periods of the charters.
•	The VLCC Hampstead was re-delivered from its time charter to Frontline Ltd.
•
In August, the VLCC Hampstead has been sold with expected delivery in August 2012 and the Company expects to record a loss of approximately $13 million in the third quarter. The net cash proceeds from the sale are approximately $10 million.

SECOND QUARTER 2012 AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports a net loss of $3.3 million and a loss per share of $0.13 for the second quarter compared to net income of $7.1 million and earnings per share of $0.29 for the first quarter of 2012. The net loss for the quarter includes a loss of $5.1 million following the unexpected termination of the Golden Zhejiang time charter. This loss reduces operating revenues and comprises a $1.9 million loss resulting from the write off of the unamortized value of the time charter (it should be noted that the Company allocated $3.3 million of the purchase price for the Golden Zhejiang to the value of the time charter, which was acquired with the vessel, and was amortizing this amount on a straight line basis over the period of the time charter) and a $3.2 million loss resulting from the write off of accrued income being the difference between the revenue being recorded and the cash received following the charter party amendment in 2011. The net loss for the quarter also includes loss provisions for unpaid charter hire of $5.6 million.

The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Capesize vessels in the second quarter were $20,100 and $9,100, respectively, compared with $23,400 and $35,600 in the preceding quarter. The fall in the TCE rate for the Capesize vessels is mainly due to the write offs and loss provisions described above. In August 2012, the Company has an average cash breakeven rate for its VLCCs, excluding bareboat charters, and Capesize vessels of $14,000 and $8,500, respectively, per vessel per day. The VLCCs which are on bareboat contract have a cash break even rate of $4,400 per vessel per day.

Cash and cash equivalents increased by $2.5 million in the quarter. The Company generated cash from operating activities of $11.9 million, used $0.9 million to repay loan facilities and paid $8.5 million in dividends.

For the six months ended June 30, 2012 the Company reports net income of $3.9 million and earnings per share of $0.16. The net income for the first six months of 2012 is after a loss provision for unpaid charter hire of $7.3 million. The average daily TCEs for the Company’s VLCCs, excluding bareboat charters, and Capesize vessels for the six months ended June 30, 2012 were $21,800 and $22,300 respectively.

THE TANKER MARKET

The market rate for a VLCC trading on a standard TD3 voyage between the Arabian Gulf and Japan in the second quarter of 2012 was WS 55, representing a decrease of approximately WS 1 point from the first quarter of 2012 and a decrease of approximately WS 3 points from the second quarter of 2011. Present market indications are approximately negative $3,000/day in the third quarter of 2012.

Bunkers at Fujairah averaged $662/mt in the second quarter of 2012 compared to $730/mt in the first quarter of 2012. Bunker prices varied between a low of $663/mt on June 22 and a high of $739/mt at the beginning of the quarter.

The International Energy Agency’s (“IEA”) July 2012 report stated call-on OPEC oil production, including Iran and Iraq, of 31.8 million barrels per day (mb/d). Angola and Iran posted the largest declines and offset near-record production of 10.2 mb/d from Saudi Arabia. This was an increase of 380,000 barrels per day compared to the first quarter of 2012.

The IEA estimates that world oil demand averaged 88.8 mb/d in the second  quarter of 2012, which is a decrease of 600,000 barrels compared to previous quarter and the IEA estimates that world oil demand will average approximately 89.9 mb/d in 2012, representing an increase of 0.9 percent or 0.60 mb/d from 2011. 2013 demand is expected to be 90.0 mb/d with non-OECD demand exceeding OECD demand for the first time, a trend that is unlikely to be reversed.

The VLCC fleet totalled 610 vessels at the end of the second quarter of 2012, up from 598 vessels at the end of the previous quarter. 12 VLCCs were delivered during the quarter, none removed.

The orderbook counted 99 vessels at the end of the second quarter, down from 111 orders from the previous quarter. The current order book represents approximately 16 percent of the VLCC fleet. According to Fearnleys, the single hull fleet currently stands unchanged at 23 vessels.

THE DRY BULK MARKET

The global economy experienced a weaker than expected development during the second quarter of 2012. Growth in the U.S. came in at 1.5 percent, almost one percent lower than was expected by analysts. The development in Europe is still a major concern, which in turn is hitting the Asian and American export markets. The Chinese growth of 7.6 percent is lower than what we have been used to in the past. Lower industrial production has a negative effect both on steel production and energy consumption, which have been the driving forces for the dry bulk sector since the beginning of this millennium. However, it is important to note that the Chinese Government is proactive and with inflation coming down, we might see further stimulus packages when the new leadership is in place.

In spite of the bleak growth prospects described above, the total dry bulk trade is still growing at a steady pace. Based on available data, total dry bulk trade grew by 4.4 percent during second quarter this year compared to the previous quarter and was 5.2 percent higher than the same quarter last year. It is interesting to note that Chinese coal imports experienced a strong growth last quarter compared to the same quarter last year (up 70 percent) and total coal imports to China could reach 240 million metric tons in 2012. Iron ore imports to China was slightly lower in the second quarter compared to the first quarter, but approximately10 percent higher than the same quarter in 2011.

The growth in dry bulk trade is not sufficient to keep the utilization at levels yielding decent returns. Delivery of new vessels into the market has outpaced demand growth for some time, but the high influx of newbuildings will slow down considerably in the next 18 months.

The total order book of 154.1 million dwt. represents approximately 23 percent of the existing dry bulk fleet. The accuracy of the official order book has been questioned for some time and most forecasters are expecting a delivery ratio of 75 percent going forward.

Preliminary data for July indicate a slower pace of newbuilding deliveries. This comes after a bad month from owners’ perspective. It appears, however, that we are through the worst as the number of vessels older than 20 years is expected to be in line with the order book within one year, which should cater for a more balanced supply situation.

Forecasters are still fairly optimistic when it comes to long term demand growth. This is backed by increased energy consumption in India and China and higher iron ore imports to China.

Short term utilization is expected to remain low, but consensus among analysts is that utilization will slowly turn in favor of owners by the end of next year. If owners remain disciplined and are careful not to order too many new vessels over the next twelve months, the supply side looks quite appealing from 2014.  Lack of available financing might also support this scenario.
There is some short term upside if international commodity prices (coal and iron ore) continue to drop as it might lead to higher Chinese imports.

THE FLEET

The VLCC Hampstead was re-delivered on April 22 from its time charter to Frontline Ltd. and commenced trading in the spot market. In August, the vessel was sold to an unrelated third party. Delivery to the new owner is expected to be in August 2012 and the Company expects to record a loss of approximately $13 million in the third quarter. The net cash proceeds from the sale are approximately $10 million.

The Company announced on July 30, 2012, that one of its charterers, Hong Xiang Shipping Holding (Hong Kong) Co Limited ("Hong Xiang"), has redelivered the 176,000 dwt Capesize dry bulk carrier Golden Zhejiang before final maturity of the charter. After the redelivery the vessel has been employed in the spot market. The Golden Zhejiang was on charter at a rate of $32,326 per day net, for a minimum period ending on September 7, 2014 and included a two year extension option in Knightsbridge's favor. The redelivery follows a period when Hong Xiang has not paid charter hire for the vessel when due. The Company has a guarantee from Hong Xiang's parent company, Beijing Jianlong Heavy Industry Group Co. Ltd.. The Company has a claim for outstanding unpaid hire from Hong Xiang and, in addition, will seek recovery of damages for the remaining period of the charter contract.

The Company also announced on July 30, 2012, that the Sanko Steamship Co., Ltd. ("Sanko") has served a notice purporting to cancel its charter party with the Company and has redelivered the Capesize dry bulk vessel Battersea to the Company prior to the expiration of the minimum period of the charter. The Battersea was on charter to Sanko at a rate of $39,500 per day net, for a minimum period ending on June 26, 2014. The Company has a claim for outstanding unpaid hire from Sanko and, will in addition, seek recovery of damages for the remaining period of the charter contract. The vessel has been employed in the spot market following the redelivery.

CORPORATE AND OUTLOOK

Two of the Company’s VLCCs and two of the Capesize vessels are fixed on bareboat and time charters expiring between 2012 and 2015. We expect the VLCC Titan Venus (ex Camden) to be redelivered during the fourth quarter of 2012 and the Capesize vessel Golden Future during the first quarter of 2013.

The sale of the VLCC Hampstead is a part of the Company’s intention to renew and grow the fleet and may assist the Company in reacting to interesting acquisition opportunities.

Following the termination of the time charters for the Capesize vessels, the Board has decided to declare a dividend of $0.175 per share. The record date for the dividend is August 30, 2012, the ex dividend date is August 28, 2012 and the dividend will be paid on or around September 12, 2012.

24,437,000 ordinary shares were outstanding as of June 30, 2012, and the weighted average number of shares outstanding for the quarter was 24,429,549.

The Company advises that its 2012 Annual General Meeting will be held on September 21, 2012.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
August 14, 2012

Questions should be directed to:

Contact:                  Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2011 Apr-Jun	2012 Apr-Jun	INCOME STATEMENT (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec

22,897	12,958	Operating revenues	36,182	45,305	94,517
		Operating expense
2,010	4,621	Voyage expenses	9,116	3,098	11,215
5,845	3,414	Ship operating expenses	6,855	10,799	18,801
794	1,125	Administrative expenses	2,110	1,613	3,528
5,674	5,674	Depreciation	11,354	11,286	22,759
14,323	14,834	Total operating expenses	29,435	26,796	56,303
8,574	(1,876)	Net operating income (loss)	6,747	18,509	38,214
		Other income (expenses)
14	19	Interest income	24	32	52
(1,254)	(1,281)	Interest expense	(2,612)	(2,419)	(4,957)
(154)	(144)	Other financial items	(307)	(337)	(657)
(1,394)	(1,406)	Total other expenses	(2,895)	(2,724)	(5,562)
7,180	(3,282)	Net income (loss)	3,852	15,785	32,652

$0.30	$(0.13)	Earnings (loss) per share ($)	$0.16	$0.65	$1.34

		Income on timecharter basis ($ per day per vessel)*
$29,000	$20,100	VLCC	$21,800	$31,500	$28,500
$36,600	$9,100	Capesize	$22,300	$36,700	$36,600
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA in Q2 is calculated as $3,807,000 based on the net loss ($3,282,000), less depreciation ($5,674,000), net interest expense ($1,262,000) and amortization of deferred charges ($153,000).

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2012 Jun 30	2011 Jun 30	2011 Dec 31

ASSETS
Short term
Cash and cash equivalents	48,770	53,624	46,848
Restricted cash	15,000	15,000	15,000
Other current assets	13,160	13,246	19,530
Long term
Vessels, net	424,918	447,746	436,273
Deferred charges	1,796	2,420	2,110
Other long term assets	-	1,884	1,458
Total assets	503,644	533,920	521,219
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	3,600	3,600	3,600
Other current liabilities	8,398	11,010	7,547
Long term
Long-term debt	148,340	151,940	150,140
Equity	343,306	367,370	359,932
Total liabilities and equity	503,644	533,920	521,219

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2011 Apr-Jun	2012 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec

		OPERATING ACTIVITIES
7,180	(3,282)	Net income (loss)	3,852	15,785	32,652
		Adjustments to reconcile net income (loss) to net cash provided by operating activities;
5,827	5,826	Depreciation and amortization	11,659	11,575	23,358
211	2,092	Amortization of time charter contract	2,303	419	845
48	210	Restricted stock unit expense	481	110	230
-	5,622	Provision for doubtful accounts	7,306	-	-
(2,696)	1,453	Change in operating assets and liabilities	(1,113)	(4,731)	(14,478)
10,570	11,921	Net cash provided by operating activities	24,488	23,158	42,607

		FINANCING ACTIVITIES
(900)	(900)	Repayment of long-term debt	(1,800)	(1,800)	(3,600)
-	-	Debt fees paid	-	(79)	(79)
(12,213)	(8,553)	Dividends paid	(20,766)	(24,426)	(48,851)
(13,113)	(9,453)	Net cash used in financing activities	(22,566)	(26,305)	(52,530)

(2,543)	2,468	Net increase (decrease) in cash and cash equivalents	1,922	(3,147)	(9,923)
56,167	46,302	Cash and cash equivalents at start of period	46,848	56,771	56,771
53,624	48,770	Cash and cash equivalents at end of period	48,770	53,624	46,848

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	24,425,699	24,425,699
Shares issued	11,301	-	-
Balance at end of period	24,437,000	24,425,699	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	-	-	-
Balance at end of period	244	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,256	131,026	131,026
Shares issued	-	-	-
Restricted stock unit expense	288	110	230
Balance at end of period	131,544	131,136	131,256

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of period	49,413	65,612	65,612
Net income	3,852	15,785	32,652
Dividends paid	(20,766)	(24,426)	(48,851)
Balance at end of period	32,499	56,971	49,413
Total Equity	343,306	367,370	359,932

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